October 21, 2013

Filed pursuant to Rule 433

Registration Statement No. 333-191533

Leucadia National Corporation 6.625% SENIOR NOTES DUE 2043
Issuer:	Leucadia National Corporation
Issue:	Senior Notes due 2043
Security Type:	Senior Unsecured Fixed Rate Notes
Anticipated Ratings (Moody's/S&P/Fitch):	Ba2 (Stable) / BBB (Stable) / BBB- (Stable)
Principal Amount:	$250,000,000
Trade Date:	October 21, 2013
Settlement Date:	October 24, 2013 (T + 3)
Final Maturity:	October 23, 2043
Interest Payment Dates:	Semi-annually on April 23 and October 23, commencing on April 23, 2014
Record Dates:	April 8 and October 8
Benchmark Treasury:	2.875% due 5/15/2043
Spread to Benchmark:	T + 300 basis points
Treasury Strike:	3.720%
Yield to Maturity:	6.720%
Coupon:	6.625%
Public Offering Price:	98.781% of principal amount
Underwriting Discount:	0.875%
Proceeds, Before Expenses:	$244,765,000
Day Count Convention:	30/360
Make-Whole Call Payment:	UST + 45 basis points
Optional Redemption at Par:	On or after July 23, 2043
Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	527288 BF0/US527288BF07
Sole Book-Runner:	Jefferies LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Jefferies LLC at (212) 284-3417.